Divakar Gupta
+1 212 479 6474
dgupta@cooley.com

September 28, 2018

By EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Gamida Cell Ltd. Confidential Submission No. 3 to Draft Registration Statement on Form F-1 Submitted August 24, 2018 CIK No. 0001600847

Ladies and Gentlemen:

On behalf of Gamida Cell Ltd. (“Gamida” or the “Company”), we are responding to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 6, 2018 (the “Comment Letter”), relating to the above-referenced Confidential Submission No. 3 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”), and relayed in a conversation with the Staff on September 20, 2018 (the “Conversation”).  In response to the Comments, the Company has revised the Draft Registration Statement, as reflected in the Registration Statement on Form F-1 (the “Registration Statement”) that the Company is publicly filing on the date hereof.  For the Staff’s reference, we are delivering three copies of the Registration Statement marked to show all changes from the Draft Registration Statement. For ease of reference, set forth below are the Company’s responses to the Comments, which for the Staff’s convenience we have incorporated herein.  Page references in the text of this response letter correspond to the page numbers of the Registration Statement.  Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Exhibits

1.
We note that Section 2.1(b) of the Investors’ Rights Agreement filed as Exhibit 10.7 affords shelf registration rights to “[h]olders of at least 25 percent (25%) of the Registrable Securities.” By contrast, the disclosure on page 143 of your prospectus states that these rights are held by “holders of a majority of the registrable securities under the Investors’ Rights Agreement.” Please advise or revise.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 142 of the Registration Statement accordingly.

September 28, 2018
Page Two

Gun Jumping Considerations

Please explain why the two press releases with respect to the Company’s confidential submission of the Draft Registration Statement issued by direct or indirect shareholders of the Company (the “Shareholders”) Elbit Imaging Ltd. (in English) on August 31, 2018 and by Clal Biotechnology Industries Ltd. (in Hebrew) on September 2, 2018 (the “Releases”), and the article regarding, among other things, the same matters that was published in the Israeli business newspaper Globes on September 2, 2018 (the “Globes Article”), do not constitute violations of the U.S. gun jumping rules.

Company Response:

The Company does not believe that the issuance of either Release nor the publication of the Globes Article constituted violations of the gun jumping rules under federal securities laws that prohibit publicity, subject to certain limited exceptions, by an issuer and its agents of a securities offering while the issuer is in registration.

The Company was not responsible for their publication; in fact, the Company advised the Shareholders against issuing the Releases. However, counsel for both Shareholders represented to the Company and to us that the Releases were required to be issued under Israeli law, since the Shareholders are each Israeli companies that are listed on the Tel Aviv Stock Exchange, in order to ensure that their own public reporting disclosures in Israel was accurate and complete (including as to the nature of their investments in the Company) at the respective dates of the Releases in light of corporate transactions affecting each of the Shareholders unrelated to the Company that were then impending.  Nevertheless, the Company believes that both Releases complied with the strictures of Rule 135 promulgated under the Securities Act of 1933, as amended (the “Act”), which provides in relevant part that an issuer and any person acting on its behalf that publishes through any medium a notice of a proposed offering to be registered under the Act will not be deemed to offer its securities for sale through that notice if the content of the publication is limited to the items specified by the rule and the publication contains a legend to the effect that it does not constitute an offer of any securities for sale.

Neither the Company nor its investor relations or public relations firm was responsible for, and did not participate in, the publication of the Globes Article.  The Company is not aware that any of its directors, officers or employees was responsible for, or that any of them participated in, the publication of the Globes Article.  Neither were the underwriters of the Company’s proposed initial public offering of its ordinary shares in the United States (the “IPO”) responsible for, nor did they participate in, the publication of the Globes Article.  Since the Company began to prepare for the IPO, the Company has maintained strict publicity rules in compliance with gun jumping rules and has only engaged in ordinary course disclosure, as permitted by the federal securities laws.  The Company has also warned its directors, officers and employees not to engage in any publicity surrounding the offering and to relay all incoming messages to designated Company spokespersons.  Specifically, following the issuance of the Releases, the Company e-mailed its employees a reminder not to respond to press inquiries or to say “no comment” upon any such inquiry. Since none of the offering participants appear to have participated in the publication of the Globes Article, the Company does not believe that the publication of the Globes Article concerning the IPO by an independent business newspaper would violate the U.S. gun jumping laws.

*        *        *

September 28, 2018
Page Three

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6474 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information.  Thank you in advance for your attention to the above.

Sincerely,

Cooley LLP

/s/ Divakar Gupta
Divakar Gupta

cc:	Julian Adams, Gamida Cell Ltd.
Haim Gueta, Meitar Liquornik Geva Leshem Tal
Daniel I. Goldberg, Cooley LLP
Joshua A. Kaufman, Cooley LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP